EXHIBIT 99.1

North American Construction Group Strengthens its Presence in Western Australia with the Acquisition of Iron Mine Contracting, a Diversified Mining Services Contractor

NACG also Provides Year-End Business Updates on Infrastructure, Fleet Optimization and 2026 Outlook

ACHESON, Alberta, Dec. 18, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or the “Company”) (TSX:NOA/NYSE:NOA) today announced that it has entered into a definitive share purchase agreement to acquire Iron Mine Contracting (“IMC”), a privately owned Western Australian diversified mining services contractor. The acquisition is valued at approximately $115 million (“the Transaction”). Concurrent with this announcement, the Company is providing a year-end update on its infrastructure and fleet optimization initiatives, along with its 2026 financial outlook. All references to dollars are in Canadian dollars.

Acquisition of Iron Mine Contracting

IMC is a diversified mining services contractor headquartered in Western Australia. The company provides a full suite of services, including contract mining, crushing, civil and tailings services to a blue-chip customer base. Its operations span key commodity sectors such as gold, iron ore and lithium backed by an established track record of safe and profitable operations.

IMC boasts a strong order book, currently exceeding $1.0 billion and including a recently awarded lithium mining contract with a three-year term. This backlog is supported by a strong pipeline of large mining and civil projects.

Joe Lambert, President and Chief Executive Officer of NACG, commented: “IMC represents a natural and strategic extension of our business into the Western Australian market. The IMC team has built a high-quality business with strong margins sharing NACG’s core culture of operational and safety excellence. This acquisition provides a great foundation to fast track our Western Australia growth strategy which is considered a global powerhouse for base metals, precious metals and critical & rare earth minerals. Combined with the MacKellar Group, we are now an Australian Tier 1 contractor capable of executing complex scopes across the entirety of Australia. IMC is a well-run business in a great market presenting a clear opportunity for low-capital growth by leveraging our underutilized Canadian assets and our highly skilled in-house maintenance team experienced in major component and whole machine rebuilds.”

“Partnering with NACG and the MacKellar Group is a strategic accelerator for IMC, allowing us to meet our customers’ expanding needs within a strong market. This significantly scales our growth potential while preserving the strong culture, agility and customer focus that have always defined our business,” said Clinton Keenan, Chief Executive Officer of IMC. “We look forward to immediately leveraging NACG’s balance sheet and extensive equipment fleet to pursue a greater number of larger projects as this partnership will surely expand our client base and commodity market presence.”

Highlights of the Transaction

  The total estimated consideration of $115 million represents 2.5x of expected EBITDA in 2026, calculated prior to any realized synergies. The acquisition is expected to be significantly accretive, increasing NACG’s incremental earnings per share by approximately 20% in 2026.
  The Transaction will be fully funded by senior-secured bank financing (65% of the purchase price) and vendor-provided debt financing (35% of the purchase price).
  The estimated upfront payment of approximately $40 million will be funded by the Company’s existing revolving credit facility. In addition, NACG plans to assume secured equipment financing of $35 million. The remaining $40 million of the consideration will be addressed through structured earn-out and deferred payment mechanisms payable to the vendors over the next four years.

Strategic Rationale for and Highlights of the Acquisition

The acquisition of IMC is immediately accretive and strategically transformative for NACG, delivering key benefits:

  Increased exposure to rare earth & critical minerals in Western Australia: step-change in geographic and commodity diversification with Western Australia set to immediately grow from 5% to 15% of our total earnings;
  Recognition as Tier 1 Contractor in Australia: when combined with MacKellar Group, positioned as nation-wide Tier 1 Australian contractor, capable of pursuing larger opportunities in eastern and western Australia;
  Accelerated growth in unit rate work: fast-tracks our stated objective to leverage our reputation of operational excellence with increased higher margin, lower capital, unit-rate contract work across Australia;
  Partnerships with top-tier producers in Western Australia: demonstrates trust, quality and the ability to meet stringent safety compliance and standards on complex projects; and
  Culture and operating alignment: IMC’s founder-led management team, safety culture, skilled in-house maintenance capabilities, and disciplined project management aligns with NACG.

Conditions to the Acquisition and Additional Materials

The Transaction is subject to satisfaction of certain regulatory and other customary closing conditions and is expected to close in the first quarter of 2026. For additional materials about the Transaction, please refer to the Company’s website at www.nacg.ca/presentations.

Advisors to the Transaction

National Bank Capital Markets is acting as financial advisor to NACG on this Transaction. Fasken Martineau DuMoulin LLP is acting as Canadian legal advisor and MinterEllison is acting as Australian legal advisor to NACG.

Business Update on Infrastructure Initiatives and Fleet Utilization

Infrastructure Initiatives Progressing Well

The Company is pleased to provide an update on its infrastructure initiatives, reinforcing the target of achieving 25% of total combined revenue from this sector by 2028.

  Major Projects in Northern Canada: NACG and Nuna Group of Companies (Nuna) are teamed and in position to advance on northern nation-building projects in Canada. Across three defined projects, the partnership is progressing from early market engagement to formal qualification, with multiple tenders anticipated in early 2026.
  Mass Civil Earthwork Scopes in the United States: NACG is actively pursuing opportunities as a subcontractor with shortlisted consortia on two major U.S. opportunities focused on mass civil earthworks. Upcoming pricing and award milestones are expected to open a capital-light growth channel in the U.S. civil earthworks market.
  Defence Construction Canada Portfolio: Nuna, as an Inuit-owned partnership with Arctic defence construction experience, is advantageously positioned to perform scopes of work under the Northern Basing Initiative. Multi-year scopes in northern Canada will be awarded as defence spending is sequenced and released.
  Critical Minerals Infrastructure: NACG and Nuna are in advanced strategic positions to secure critical mineral site access projects across Canada. These high-profile projects are now moving forward into the active bid phase, where NACG is strongly positioned for successful contract awards.

Maximizing Fleet Utilization

In line with our objective to right-size the Canadian oil sands fleet, we executed a binding purchase and sale agreement during the fourth quarter of 2025 which is scheduled to close in the first quarter of 2026. The company sold twenty-six Caterpillar 400-ton haul trucks at book value from both the Mikisew joint venture and wholly-owned subsidiaries to a privately owned heavy equipment rental provider. As part of the agreement, the Company purchased eight Komatsu 240-ton haul trucks currently located in Queensland, Australia. These equipment purchases in Australia directly offset planned 2026 growth capital previously earmarked for expanded Australian scopes, which are scheduled to commence during the second quarter of 2026.

The estimated year-end balance sheet effect of these simultaneous and offsetting sales and purchases is estimated to be a $20.0 million reduction in both property, plant and equipment and net debt. The corresponding income statement impact for 2026 is included in the financial outlook below.

Outlook for 2026 1

Including the IMC acquisition operations, overall proforma contractual backlog of $4.3 billion and heavy equipment fleet owned and operated, management has provided the following estimates of key measures for the remainder of 2025 and full year guidance 2026.

Second half of 2025
	Current	Previous	Full year 2026
Combined revenue	$700 to $750M	No change	$1.5 to $1.7B
Adjusted EBITDA	$190 to $210M	No change	$380 to $420M
Adjusted earnings per share	$1.40 to $1.60	No change	$2.85 to $3.15
Sustaining capital spending	$60 to $70M	No change	$150 to $170M
Free cash flow	$95 to $105M	No change	$110 to $130M
Growth capital spending	$60 to $65M	approx. $25M	$70 to $90M

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1 This section consists of forward-looking information. See below under “Forward Looking Information” for details.

Commentary on our outlook for remainder of 2025 and full year 2026

  The change to 2025 growth spending is the aforementioned purchase of heavy equipment located in Australia which was brought forward from 2026 growth spending.
  For 2026, adjusted EBITDA is generally estimated to be consistent across the quarters, reflecting a stable overall business model. The outlook for 2026 includes: i) a first quarter close of the IMC acquisition, ii) the heavy equipment fleet reduction in Canada and iii) an approximate six-month contribution from growth capital purchased in Australia from 2025 Q4 through 2026 Q2.
  Adjusted earnings per share is estimated to be weighted more to the second of half of 2026 is primarily due to the expected cold weather in Canada in the first half of the year and the associated impact on depreciation expense with additional impacts from the timing of growth capital spending and commissioning of new assets in Australia and the expected seasonal impact of the wet season on Australian operations.
  Approximately $25.0 million of growth capital spending in 2026 is associated with growth expected from IMC in 2027 and may be reduced post Transaction close when Canadian fleet is assessed for fit.

Momentum leading into 2027

Based on strategic progress and the business trajectory detailed above, we have a strong line of sight to adjusted earnings of more than $4.00 per share in 2027 based on:

  Operating in a steady, consistent manner in our base Australian and Canadian business segments, including full year contributions from near-term growth spending in Australia;
  Executing the planned scope profile for IMC in Western Australia with a standalone 15% growth rate assumed for 2027 based on 2026 growth capital spending;
  Based on an approximate win rate of 10% of near-term infrastructure opportunities in the sizable bid pipeline, we expect to be awarded two significant infrastructure scopes during 2026 to commence work in 2027 related to major nation-building projects in Canada and/or mass civil earthwork projects in the U.S.; and
  Securing, at a minimum, one of the several large resource-based scopes in northern Canada which we are strategically positioned for and are in late-stage bid discussions.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

About Iron Mine Contracting

IMC is a diversified mining services contractor headquartered in Western Australia offering a full suite of services, including contract mining and civil construction services to a blue-chip customer base. IMC operations span key commodity sectors such as gold, iron ore and lithium and are backed by an established safety track record. For more information, please refer to the IMC website at www.imcpl.com.au.

For further information contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan,” “potential”, “should”, “target”, “will”, “may” or the negative of those terms or other variations of them or comparable terminology ,and expressly include all statements made under the above heading “Outlook for 2026”. Forward-looking information in this includes, but is not limited to, statements with respect to: the expected proforma contractual backlog; the estimated consideration; the Transaction being accretive and expected accretion on incremental earnings per share; sustaining capital on a combined company basis and the incremental impact of IMC on such figure; free cash flow on a combined company basis and the incremental impact of IMC on such figure; closing of the Transaction occurring in the first quarter of 2026;  expected growth in NACG’s exposure to rare earth and critical minerals and its recognition as a Tier 1 contractor in Australia; the anticipated financial performance for the remainder of 2025 and the full year 2026, including projections for combined revenue, adjusted EBITDA, adjusted earnings per share, sustaining capital spending, free cash flow, and growth capital spending; and the expectation of achieving adjusted earnings of more than $4.00 per share in 2027 based on strategic progress, including IMC standalone growth, infrastructure contract awards, and resource-based scope execution. The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Management Discussion and Analysis for the three and nine months ended September 30, 2025 (“MD&A”). There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those contemplated by the forward-looking information including: general market performance including capital market conditions and availability and cost of credit; foreign currency and exchange risk; performance of the market sectors that the Company and the IMC serve; impact of factors such as increased pricing pressure and possible margin compression; the regulatory and tax environment; the ability of the Company to complete the Transaction; the ability of the Company to execute its financing plans in connection with the Transaction; that the conditions to closing the Transaction are not satisfied on a timely basis or at all; unanticipated difficulties or expenditures relating to the Transaction; the response of the Company’s and IMC’s business partners, customers and suppliers to the announcement of the Transaction; the impact of competitive responses to the announcement of the Transaction; the diversion of management time on Transaction-related issues; risks associated with greater than anticipated tax liabilities or expenses; the prompt and effective integration of IMC; the ability to achieve the anticipated synergies and value creation-contemplated by Transaction within the expected timeframe or at all; that one or more customers, or other persons with which IMC has contracted, experience insolvency or bankruptcy with resulting delays, costs or losses; political, labour or supplier disruptions; imposition of new duties, tariffs or other legal barriers that impact the IMC’s markets; that growth in markets the IMC serves is less than expected; risks relating to legal proceedings to which the Company or the IMC is or may become a party; and other risks detailed from time to time in the Company’s filings with the Canadian securities regulators.

Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.

Non-GAAP Financial Measures

This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "capital additions", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit margin", "growth capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "sustaining capital", "total capital liquidity", and "total combined revenue". The Company uses these non-GAAP financial measures to provide investors with supplemental metrics to evaluate its financial performance, leverage, and liquidity. These non-GAAP measures do not have any standardized meaning under GAAP and, as such, are unlikely to be comparable to similar measures presented by other companies. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. Non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our MD&A, available on the Company’s website at www.nacg.ca and on SEDAR+ at www.sedarplus.com or EDGAR at www.sec.gov.